SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BeiGene, Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

07725L102
(CUSIP Number)

Richard A. Hornung

Hillhouse Capital Advisors, Ltd.

20 Genesis Close

George Town, Grand Cayman

KY-1103 Cayman Islands

+ 345-749-8643

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 147,035,258 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 147,035,258 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 147,035,258 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON IA

* Consists of (i) 133,587,655 ordinary shares held by funds managed by HCA (as defined below), of which 57,701,046 ordinary shares are held in the form of 4,438,542 ADSs and (ii) 13,447,603 ordinary shares held by a fund managed by HCM (as defined below), which are held in the form of 1,034,431 ADSs. HCA and HCM are under common control and share certain policies, personnel and resources.

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 147,035,258 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 147,035,258 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 147,035,258 Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON IA

* Consists of (i) 133,587,655 ordinary shares held by funds managed by HCA (as defined below), of which 57,701,046 ordinary shares are held in the form of 4,438,542 ADSs and (ii) 13,447,603 ordinary shares held by a fund managed by HCM (as defined below), which are held in the form of 1,034,431 ADSs. HCA and HCM are under common control and share certain policies, personnel and resources.

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 4 of 9 Pages

This Schedule 13D amends and restates (i) Amendment No. 1 to the Schedule 13D filed by Hillhouse Capital Advisors, Ltd., an exempted Cayman Islands company ("HCA"), with the Securities and Exchange Commission (the "SEC") on January 3, 2019 and (ii) Amendment No. 1 to the Schedule 13D filed by Hillhouse Capital Management, Ltd., an exempted Cayman Islands company ("HCM"), with the SEC on January 3, 2019.

Item 1.	Security and Issuer

This Schedule 13D relates to the Ordinary Shares, par value $0.0001 per share (the "Ordinary Shares") of BeiGene, Ltd., an exempted Cayman Islands company (the "Issuer"), the principal executive offices of which are located at c/o Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, Grand Cayman KY1-1108, Cayman Islands.

Item 2.	Identity and Background

This Schedule 13D is filed by HCA and HCM. The foregoing persons are hereinafter sometimes each referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons."

HCA acts as the sole general partner of YHG Investment, L.P. ("YHG") and the sole management company of Gaoling Fund, L.P. ("Gaoling"). HCA is hereby deemed to be the beneficial owner of, and to control the voting power of, the Ordinary Shares held by (and represented by American Depositary Shares held by) Gaoling and YHG.

HCM acts as the sole management company of Hillhouse Fund II, L.P. ("Fund II"). Fund II owns BGN Holdings Limited ("BGN", and together with YHG and Gaoling, the "Hillhouse Entities"). HCM is hereby deemed to be the beneficial owner of, and to control the voting power of, the Ordinary Shares and represented by American Depositary Shares held by BGN.

HCA and HCM are under common control and share certain policies, personnel and resources. Accordingly, each of HCA and HCM, respectively, reports on this Schedule 13D that it has shared voting and dispositive power of the Ordinary Shares beneficially owned by each of HCA and HCM. HCA and HCM previously filed separate Schedules 13D with respect to the Issuer. They have determined to file jointly going forward.

The principal business of each of HCA and HCM is investment management and its business address is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central Hong Kong. The directors of each of HCA and HCM are Colm O'Connell and Bridget Kidner. Mr. O'Connell and Ms. Kidner are employees of each of HCA and HCM and Mr. Lei Zhang ("Mr. Zhang") is the President of HCA and the President and Chief Investment Officer of HCM.

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 5 of 9 Pages

During the past five years neither of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of their directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

The filing of this statement should not be construed as an admission that the Reporting Persons are, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.

Item 3.	Source and Amounts of Funds or Other Consideration

YHG and Gaoling used internally generated funds to purchase securities of the Issuer. YHG and Gaoling used a total of approximately $1,397,916,470 in the aggregate, excluding brokerage commissions, to acquire the Ordinary Shares (including those represented by American Depositary Shares) reported in this Schedule 13D.

BGN used internally generated funds to purchase securities of the Issuer. BGN used a total of approximately $15,731,794 in the aggregate, excluding brokerage commissions, to acquire the Ordinary Shares represented by American Depositary Shares reported in this Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Ordinary Shares (including those represented by American Depositary Shares) to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer. An employee of each of the Reporting Persons, Yi Qingqing, serves as a director on the board of directors of the Issuer (the "Board").

Except as disclosed in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons and each of their representatives may from time to time engage in discussions with members of management, and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 6 of 9 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Securities (as defined below), other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, management, Board, governance or capitalization; acquiring additional equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the economic exposure of the Hillhouse Entities with respect to their investment in the Issuer and/or otherwise changing the Reporting Person's intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each Reporting Person. The percentage used in this Schedule 13D is calculated based upon 1,153,815,795 Ordinary Shares outstanding as reported in the Issuer's Prospectus filed with the SEC on July 13, 2020, after giving effect to the offering disclosed therein.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as disclosed in Item 6, no Reporting Person has effected any transaction in the Ordinary Shares within the past sixty days.

(d)	No person other than the Hillhouse Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Ordinary Shares.

(e)	Not applicable.

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 7 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 12, 2020, Gaoling entered into a share purchase agreement with the Issuer (the "Purchase Agreement"), pursuant to which Gaoling agreed to buy and the Issuer agreed to sell and issue, in a registered direct offering, 70,270,109 Ordinary Shares, at a purchase price of $14.2308 per Ordinary Share (the "Registered Offering"). The Purchase Agreement contains customary representations, warranties and agreements by the Issuer and the Purchasers and customary conditions to closing. The Registered Offering is expected to close on or about July 15, 2020, subject to satisfaction of customary closing conditions.

References to the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a form of which is attached hereto as Exhibit 2 and is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2: Share Purchase Agreement, dated July 12, 2020, by and between the Issuer and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on July 13, 2020).

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: July 14, 2020

HILLHOUSE CAPITAL ADVISORS, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer

HILLHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer

CUSIP No. 07725L102	SCHEDULE 13D/A	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: July 14, 2020

HILLHOUSE CAPITAL ADVISORS, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer

HILLHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer